Exhibit 99.5

NOTICE OF RELIANCE

SECTION 13.4 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: November 5, 2020

BELL CANADA

By:	(signed) Thierry Chaumont

Name:	Thierry Chaumont

Title:	Senior Vice-President, Controller and Tax

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION (1)

For the periods ended September 30, 2020 and 2019

(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2019 and the unaudited consolidated interim financial report for the nine months ended September 30, 2020. On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations. As a result, we have reclassified amounts related to the announced sale for the previous periods to discontinued operations in the income statements to make them consistent with the presentation for the current period.

For the periods ended September 30:

	BCE INC. (“CREDIT SUPPORTER”)(2)				BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)				SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)				CONSOLIDATING ADJUSTMENTS(4)				BCE INC. CONSOLIDATED
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	Three months	Three months	Nine months	Nine months	Three months	Three months	Nine months	Nine months	Three months	Three months	Nine months	Nine months	Three months	Three months	Nine months	Nine months	Three months	Three months	Nine months	Nine months
Operating revenues	–	–	–	–	5,788	5,941	16,783	17,520	–	–	–	–	(1)	(1)	(2)	(2)	5,787	5,940	16,781	17,518
Net earnings from continuing operations attributable to owners	718	896	1,698	2,457	711	951	1,883	2,572	7	35	78	103	(718)	(986)	(1,961)	(2,675)	718	896	1,698	2,457
Net earnings attributable to owners	724	904	1,713	2,481	717	959	1,897	2,596	7	35	78	103	(724)	(994)	(1,975)	(2,699)	724	904	1,713	2,481

As at September 30, 2020 and December 31, 2019, respectively:

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE INC. CONSOLIDATED
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Total Current Assets	149	651	10,448	7,687	296	420	(3,360)	(3,238)	7,533	5,520
Total Non-current Assets	24,595	23,745	47,430	48,030	38	39	(17,974)	(17,188)	54,089	54,626
Total Current Liabilities	3,900	3,219	7,947	9,721	90	75	(3,360)	(3,238)	8,577	9,777
Total Non-current Liabilities	115	103	31,254	28,254	7	29	589	575	31,965	28,961

(1)

The summary financial information is prepared in accordance with International Financial Reporting Standards (IFRS) and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.

(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)

This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.